Exhibit 1
LIONSGATE SENDS LETTER TO OTHER IMAGE ENTERTAINMENT
STOCKHOLDERS URGING THEM TO FOCUS ON CENTRAL ISSUES OF THE
PROXY CONTEST; ASKS STOCKHOLDERS TO ELECT THE SIX
INDEPENDENT CANDIDATES NOMINATED BY LIONSGATE TO REPLACE
IMAGE’S CURRENT BOARD OF DIRECTORS
Leading Proxy Advisory Service Glass, Lewis & Co. Today Joins With Institutional
Shareholder Services (ISS) In Recommending That Image Stockholders DO NOT VOTE for
ANY Director on Image’s Slate

SANTA MONICA, CA, and VANCOUVER, BC, October 5, 2006 — Lionsgate (NYSE: LGF) today sent another letter to other Image Entertainment (NASDAQ: DISK) stockholders urging them to focus on the “central issues” of the current proxy challenge and to elect the six independent candidates nominated by Lionsgate to replace Image’s current board of directors at Image’s annual stockholders’ meeting next Tuesday, October 10, 2006. The proxy advisory services Institutional Shareholder Services (ISS) and Glass, Lewis & Co. have now both recommended DO NOT VOTE for any director on Image’s slate.
The text of the letter is below. For more information, please visit www.votetoimproveimage.com.
VOTE VALUE. VOTE BLUE.
Dear Fellow Image Stockholder:
Image Entertainment’s October 10, 2006 Annual Meeting is only five days away. The rhetoric of the current proxy contest cannot obscure the following realities that we urge you to consider when voting. These are the central issues of this proxy contest on which we believe that you should focus, because these are the issues that affect you, like us, as Image Entertainment stockholders.
Image is unprofitable.
Who says so? They do. In their fiscal 2007 first quarter earnings announcement, they reported a net loss of $0.11 per share. They missed analyst estimates for the second time in a row and the sixth time in the past nine quarters. Then, in their most recent September 29, 2006 letter to you, they told their stockholders that “this year, with the distraction, cost and expense of Lions Gate’s repeated attacks, we have become unprofitable.” They neglected to tell you that last year (fiscal 2006) they were also unprofitable, as well as in fiscal 2004, fiscal 2003 and fiscal 2002. Blaming Lionsgate’s proxy challenge for their own unprofitability is one of the most disingenuous and irresponsible excuses for poor corporate performance that a company has ever given to its stockholders.
Image’s operating margins continue to deteriorate.
Their operating margins have declined to negative 9.1%, continuing a negative trend that began with their June 30, 2005 quarter and is now worsening.
Image’s overhead is bloated.
Image’s overhead costs increased to 17.2% of revenues in their most recent fiscal quarter.
Image’s stock is significantly underperforming every major market index.
Their stock price has fallen from $5.94 on December 31, 2004 to $3.43 as of yesterday’s close, reflecting a 42% erosion of shareholder value over that period.
Image’s current Board is conflicted.
Who says so? The Wall Street Journal reported on September 6, 2006, that “five of the seven [Image] directors are listed in the company’s proxy statement under the heading of having ‘certain relationships and related transactions’ with Image, even though those five are also billed as ‘independent directors,’ or those without other ties to the company.” Nell Minow of the Corporate Library, an independent authority on corporate governance, concluded that the directors’ ties to the company “make it very difficult for the company to show that they looked at the proposals for purchase fairly and independently.”
Image has had a Special Committee in place for the past year to examine strategic alternatives for maximizing shareholder value, and they have proposed nothing to stockholders.
In the past year, Image’s special committee has made no recommendations to stockholders regarding ways to increase shareholder value. It appears that Image’s current board is either unwilling or unable to identify ways of maximizing value to its stockholders.
Image refuses to disclose specifics about its allegedly “landmark” deal with Relativity.
On August 14, 2006, Image announced a deal with Relativity Media LLC that its current management hailed as possibly “the single most significant agreement” in Image’s history. Yet in their most recent September 29, 2006 letter to you, they didn’t even mention this “landmark” deal once. Why? Perhaps because they are unwilling or unable to provide specifics. Perhaps because they promised their stockholders in their August 14, 2006 announcement of the deal that they would announce specific titles by the end of September and, once again, they broke their promise. They have not even filed the underlying agreements with the Securities and Exchange Commission for stockholder review, as is customary with any significant agreement, much less one the company considers a “landmark” deal.
It’s time for a change.
Who says so? After hearing presentations from both Image and Lionsgate, the leading proxy advisory service Institutional Shareholder Services (ISS) concluded last week, “the long-term financial, operational and recent governance performance of [Image] and Mr. Bristow’s background in corporate governance establish both the need for change and the dissident’s ability to effect change.” ISS recommended a vote FOR only Dr. Duke Bristow from our independent slate. ISS recommended DO NOT VOTE for ANY director on Image’s slate.

The other leading proxy advisory service Glass, Lewis & Co. concluded today that “the incumbent board has presided over an extended period of poor operating performance and we believe that it has taken a lackadaisical approach to its review of strategic alternatives.” Glass Lewis recommended votes FOR Dr. Bristow and Barry Perlstein from our independent slate. They, too, recommended DO NOT VOTE for ANY director on Image’s slate.
These are the issues that Image wants to distract you from with inflammatory rhetoric and false scare tactics about “stacked” boards — the issues of their shrinking margins, sagging profits, bloated overhead, conflicted board and the need to increase shareholder value. To paraphrase the film A FEW GOOD MEN, “These are the facts, and they are undisputed.”
Our highly qualified independent board shares your interests — finding ways to reverse the slide in Image’s operating performance and committing themselves to a genuine search for ways to increase shareholder value. Their only commitment that they have given us — and the only commitment we have sought from them — is to, if elected, exercise their independent judgment in all matters that come before the Image board in accordance with their fiduciary duties to all stockholders. They are beholden neither to us nor to Image’s current entrenched management team — they are beholden only to you, the stockholders of Image Entertainment. We trust that you will cut through the rhetoric to focus on the real issues and will agree that there is a need for change.
Vote Value. Vote Blue.
We urge you to vote the BLUE proxy card today — by telephone, by Internet or by signing, dating and returning your BLUE proxy card in the postage-paid envelope that was provided to you earlier. If you have already voted a white proxy card, you can automatically revoke that earlier vote by simply voting your BLUE proxy card today.
If you have any questions, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-888-750-5834.
For additional information about our independent slate of directors, please visit www.votetoimproveimage.com.
Neither Lions Gate Entertainment Corp. nor any of the other participants in this proxy solicitation has sought or obtained the consent of any third party to the use of any previously published information as proxy solicitation material.

For further information, contact:
Peter D. Wilkes
Lionsgate
310-255-3726
pwilkes@lionsgate.com
George Sard/Andrew Cole/Brooke Morganstein
Citigate Sard Verbinnen
212-687-8080